UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Gadsden ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Eight Tower Bridge
161 Washington Street, Suite 580
Conshohocken, PA 19428

Telephone Number (including area code):

(484) 243-6400

Name and address of agent for service of process:

Kevin R. Harper
Eight Tower Bridge
161 Washington Street, Suite 580
Conshohocken, PA 19428

With copies of Notices and Communications to:

Michael D. Mabry, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES [X]                              NO [  ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Conshohocken and the Commonwealth of Pennsylvania on the 2nd day of March, 2018.

Gadsden ETF Trust

By: /s/ Kevin R. Harper
Kevin R. Harper
Trustee and President

Attest:	/s/ James W. Judge
James W. Judge
Secretary and Treasurer